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FEB 28 2007
SECTION
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213

SECURI 07004537 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strongtower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Avenue, Suite 101
(No. and Street)

Fresno (City) CA (State) 93720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jones (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Grider & Company
(Name – *if individual, state last, first, middle name*)

325 E. Sierra (Address) Fresno (City) CA (State) 93710 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strongtower Financial, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer
Title

Notary Public


SUSAN A. SANDERS
COMM. #1464825
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Feb. 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of: California

County of: Fresno

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2007 by Raymond Jones, personally known to me or proved to me on the basis of satisfactory evidence to be the person who appeared before me.


SUSAN A. SANDERS
COMM. #1464825
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Feb. 21, 2008

Signature of Notary

Re. Annual Audited Report
Form X-17-5 Part III

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2006

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Strongtower Financial, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of Strongtower Financial, Inc., as of December 31, 2006, and the related statements of income, changes in equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strongtower Financial, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in this report on pages 15 through 18 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Grider & Company

February 18, 2007

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

STRONGTOWER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 4,369,430
Certificates of deposit		1,850,000
Mortgage bond inventory		622,000
Receivables related to broker transactions (Note 3)		260,356
Other receivables		208,097
Investment in securities (Note 4)		29,520
Other investments		105,345
Prepaid income taxes		385,295
Prepaid expenses		167,365
Property and equipment, at cost, less accumulated depreciation of $544,505		1,992,156
Demand notes (Note 5)		110,149
Intangible asset, less accumulated amortization of $770		22,327
Deposits - P.A.I.B.		100,000
Deferred tax asset, federal		80,000
TOTAL ASSETS		**10,302,040**

LIABILITIES AND EQUITY

LIABILITIES		
Accounts payable		445,352
Accrued commissions (Note 3)		2,519,568
Accrued expenses		306,564
Long-term notes payable (Note 6)		1,867,352
Deferred tax liability, California		9,000
TOTAL LIABILITIES		5,147,836
COMMITMENTS AND CONTINGENCIES (Note 9)		0
EQUITY		
Equity	$ 368,000	
Accumulated other comprehensive income	14,600	
Retained earnings	4,771,604	
TOTAL EQUITY		5,154,204
TOTAL LIABILITIES AND EQUITY		**$ 10,302,040**

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUE		
Broker fees and commissions		$ 9,071,293
Underwriter fees		5,833,585
Interest		254,391
Capital gift fees		225,447
Insurance commissions		46,124
Other		84,381
Gain on disposition of assets		1,318
TOTAL REVENUE		15,516,539
EXPENSES		
Advertising	$ 155,107	
Amortization	770	
Assessment fee	63,986	
Commissions	1,677,621	
Consulting	196,912	
Contributions	235,560	
Data processing	115,315	
Depreciation	128,918	
Dues and subscriptions	23,648	
Filing fees	6,713	
Insurance	87,051	
Interest	219,200	
Lease expense	108,908	
Legal and accounting	223,165	
Marketing	794,603	
Miscellaneous	89,631	
Office	92,467	
Printing	9,255	
Payroll expenses	4,082,917	
Payroll taxes and benefits	791,335	
Postage and shipping	70,978	
Property maintenance	25,126	
Property taxes	21,580	
Securitization fees	1,074,564	
Storage	5,928	
Telephone	37,031	
Training and education	82,017	
Travel	221,093	
Utilities	25,434	
TOTAL EXPENSES		10,666,833
INCOME BEFORE PROVISION FOR INCOME TAXES		4,849,706
PROVISION FOR INCOME TAXES (Note 8)		1,911,290
NET INCOME		2,938,416
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized loss on investment		(4,949)
COMPREHENSIVE INCOME		**$ 2,933,467**

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2006

	EQUITY	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS
BALANCE, January 1, 2006	$ 368,000	$ 19,549	$ 4,003,188
Net income	-	-	2,938,416
Dividends paid	-	-	(2,170,000)
Unrealized loss on investment	-	(4,949)	-
BALANCE, December 31, 2006	**$ 368,000**	**$ 14,600**	**$ 4,771,604**

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 2,938,416
Adjustment to reconcile net income to net cash provided from operating activities:		
Depreciation		128,918
Amortization		770
Gain on disposition of assets		(1,318)
Deferred tax benefit on other comprehensive income		3,800
Changes in:		
Mortgage bond inventory		307,100
Receivables related to broker transactions		272,447
Other receivables		(148,840)
Prepaid income taxes		421,133
Prepaid expenses		15,015
Deferred tax asset, federal		(34,000)
Accounts payable		185,056
Accrued commissions		372,447
Accrued expenses		161,659
Deferred tax liability, California		100
NET CASH PROVIDED FROM OPERATING ACTIVITIES		4,622,703
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in certificates of deposit	$ (1,850,000)	
Purchase of securities	(4,502)	
Acquisition of property and equipment	(116,890)	
Proceeds from sale of equipment	24,575	
Increase in demand notes	(110,149)	
Increase in intangible asset	(23,097)	
NET CASH USED BY INVESTING ACTIVITIES		(2,080,063)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term debt	(22,692)	
Payments on capital lease obligation	(16,811)	
Dividends paid	(2,170,000)	
NET CASH USED BY FINANCING ACTIVITIES		(2,209,503)
NET INCREASE IN CASH		333,137
CASH AND CASH EQUIVALENTS, beginning of year		4,036,293
CASH AND CASH EQUIVALENTS, end of year		**$ 4,369,430**
CASH FLOW INFORMATION		
Interest paid		**$ 219,200**
Income taxes paid		**$ 1,521,705**
Non-cash investing and financing activities		
Unrealized loss on investment		**$ (8,749)**

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Strongtower Financial, Inc., was incorporated under the laws of the State of California in October 1993. The company originates and sells mortgage bonds for long-term financing associated with churches of various denominations and other institutions throughout the United States. Effective June 30, 2006 the organization changed its name from California Plan of Church Finance, Inc. to Strongtower Financial, Inc.

The following are the significant accounting policies of the company:

Method of accounting - The financial statements are prepared using the accrual basis of accounting. Broker fees and commissions income and related expenses are recorded on a trade-date basis as securities transactions occur. Underwriter fees are recognized upon release of escrow fees.

Certificates of deposit - Certificates of deposit totaled $1,850,000 at December 31, 2006. The certificates bear interest ranging from 4.90% to 5.15% and have maturities ranging from three to six months with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Mortgage bond inventory - Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value.

Investment in securities - The company's investment in securities is classified as "available for sale" securities and is carried on the financial statements at fair market value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported as a separate component of equity as "Other Comprehensive Income".

Other investments - Other investments consist of funds on deposit with the Louisiana Baptist Foundation. The investment is stated at cost, which approximates market value.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided by the straight-line and accelerated methods for financial reporting and income tax purposes, at rates designed to distribute the costs of property and equipment over their estimated useful lives.

Retirements of depreciable property are charged to the allowance for depreciation to the extent of its related accumulated depreciation. The cost is removed from the asset account, and any profit or loss on disposition is credited or charged to income.

STRONGTOWER FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Intangible asset - Intangible asset consists of legal fees incurred for the company name change. The intangible asset is being amortized on a straight-line basis over 15 years. Amortization expense charged to operations in 2006 was $770.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset and liability represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all highly liquid investments with an initial maturity of two months or less to be cash equivalents.

Advertising costs - Advertising costs are expensed as incurred and totaled $155,107 in 2006.

Comprehensive income - Comprehensive income consists of net income plus unrealized gain (loss) on investment, which is referred to as other comprehensive income. Other comprehensive income is presented in the statement of income, and an analysis of changes in accumulated other comprehensive income is presented in the statement of changes in equity.

NOTE 2: **RELATED PARTY TRANSACTIONS**

Strongtower Financial, Inc, is a subordinate corporation of California Baptist Foundation. The board of directors of Strongtower Financial, Inc., is comprised of board members who serve on the California Baptist Foundation board and at-large members.

STRONGTOWER FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 2: **RELATED PARTY TRANSACTIONS** (continued)

For the year ended December 31, 2006, related party transactions consist of the following:

Accounts receivable from California Baptist Foundation	$ 77,857
Accounts payable to California Baptist Foundation	40,011
Note payable to California Baptist Foundation (Note 6)	637,792
Dividends paid to California Baptist Foundation	2,170,000
Lease of office space at 7120 N. Whitney to California Baptist Foundation. Rent income received for the year ended December 31, 2006	80,432
Church Loan Fund management fee income from California Baptist Foundation	3,600
Church Loan Fund expense reimbursement from California Baptist Foundation	363,049
Reimbursement of expenses to California Baptist Foundation	361,471

NOTE 3: **RECEIVABLES AND PAYABLES RELATED TO BROKER TRANSACTIONS**

Amounts receivable and payable related to broker transactions at December 31, 2006, consist of the following:

	RECEIVABLE	PAYABLE
Trailer fees	$ 108,943	$ -
Commissions	151,413	2,519,568
	$ 260,356	$ 2,519,568

STRONGTOWER FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 4: **INVESTMENT IN SECURITIES**

Investment in securities as of December 31, 2006, is summarized as follow:

	2006		
	Cost	Quoted Market Value	Unrealized Loss
Available-for-sale securities			
Common stock	$ 38,269	$ 29,520	$ (8,749)

The fair value of the investment securities is obtained from a quotation service.

NOTE 5: **DEMAND NOTES**

Demand notes at December 31, 2006, consist of the following:

Bethel Baptist Institutional Church, due July 2007, including interest at 7.38%. Secured by mortgage bonds.	$ 4,511
Convenant Christian Ministries, Inc., interest at 10.25% due monthly, maturing May 2007. Secured by deed of trust.	79,625
Chesapeake Christian City Church, Inc., interest at 10.25% due monthly, maturing February 2007. Secured by deed of trust.	22,446
Loan to employee, unsecured note payable in monthly installments of $150 plus interest at 5%, maturing December 2008.	3,567
	$ 110,149

STRONGTOWER FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 6: **LONG-TERM NOTES PAYABLE**

Long-term notes payable at December 31, 2006, consist of the following:

San Joaquin Bank, payable in monthly installments of $11,023, including interest at prime plus 2%, maturing January 2008. Secured by commercial security agreement.	$ 1,229,560
California Baptist Foundation, payable in monthly installments of $5,425, including interest at 9.25%, maturing January 2032. Secured by deed of trust.	637,792
	$ 1,867,352

Annual maturities of long-term debt are the following:

2007	$ 49,754
2008	1,193,530
2009	7,871
2010	8,631
2011	9,464
Thereafter	598,102
	$ 1,867,352

NOTE 7: **RETIREMENT PLAN**

The company has a 401(k) retirement plan covering all active, full-time employees who are age 18 or older. The plan allows eligible employees to defer up to 100% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The company matches employee contributions on the first 5% of the employee's deferral.

The employer may make an additional, discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

The total contribution expense for 2006 was $331,115.

NOTE 8: **PROVISION FOR INCOME TAXES**

The provision for income taxes for the year ended December 31, 2006, is as follows:

CURRENT	
Federal	$ 1,531,758
California and other states	409,632
	1,941,390
DEFERRED TAX (BENEFIT)	
Federal	(31,000)
California	900
	(30,100)
	$ 1,911,290

Deferred tax expense (benefit) is a result of the following:

	Federal	California	Total
Depreciation	$ (3,000)	$ 900	$ (2,100)
State tax expense	(28,000)	-	(28,000)
	(31,000)	900	(30,100)
Other comprehensive income	(3,000)	(800)	(3,800)
	$ (34,000)	**$ 100**	**$ (33,900)**

NOTE 9: **COMMMITMENTS AND CONTINGENCIES**

Operating Leases

The organization leases office space and equipment under operating leases. The operating leases terminate as follow:

Office - 7080 N. Whitney	June 30, 2007
Copier KM-4035	July 31, 2007
Copier Aficio 3228 CSPF	November 30, 2011
Copier Aficio 9000	November 30, 2011
Telephone system	June 30, 2007
Mail machine/postage meter	February 20, 2012

NOTE 9: **COMMMITMENTS AND CONTINGENCIES** (continued)

Future minimum lease payments are as follow:

	OFFICE LEASE	COPIERS	TELEPHONE SYSTEM	MAIL MACHINE/ POSTAGE METER	TOTAL
YEAR ENDED DECEMBER 31,					
2007	$ 27,000	$ 13,890	$ 20,742	$ 2,964	$ 64,596
2008	-	13,440	-	2,964	16,404
2009	-	13,440	-	2,964	16,404
2010	-	13,440	-	2,964	16,404
2011	-	12,320	-	3,458	15,778
Thereafter	-	-	-	494	494
	$ 27,000	**$ 66,530**	**$ 20,742**	**$ 15,808**	**$130,080**

Total rent expense for the year ended December 31, 2006, was $97,719.

NOTE 10: **CREDIT RISK**

The company maintains its cash accounts with banks located in Fresno, California. The Federal Deposit Insurance Corporation (FDIC) insures total cash balances up to $100,000 per bank. At December 31, 2006, the company had cash accounts with combined balances of $4,914,812 that were not FDIC insured.

At December 31, 2006, cash and cash equivalents includes funds held at a clearing firm in the amount of $448,762. This account is not insured by the FDIC nor guaranteed by the U.S. government.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11: **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the company had net capital of $2,946,447 and a ratio of aggregate indebtedness to net capital of 1.15 to 1.



Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

A Partnership Including Accountancy Corporations

Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.
Michael J. Bowers, C.P.A. Accountancy Corporation
Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Wayne D. Dill, C.P.A.
Pamela J. Gallemore, C.P.A., A.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Karl L. Noyes, C.P.A.
Julie B. Fillmore, C.P.A.
Cory J. Bell, C.P.A.
Carrie M. Wiebe, C.P.A.
Nora E. Buhr, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Retired
Kenneth L. Aldag, C.P.A. Principal

Board of Directors
Strongtower Financial, Inc.
Fresno, California

In planning and performing our audit of the financial statements of Strongtower Financial, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Moore Stephens & Company

February 18, 2007

STRONGTOWER FINANCIAL, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net Capital		
Total equity		$ 5,154,204
Nonallowable assets:		
Securities not allowable	(727,345)	
Receivables from non-customers	(966,039)	
Prepaid expenses	(189,692)	
Equipment - net of depreciation	(240,583)	
Receivable from affiliate	(77,857)	
		(2,201,516)
Net capital before haircut on securities		2,952,688
Haircut on securities		(6,241)
Net Capital		**2,946,447**
Aggregate Indebtedness		
Items included in statement of financial condition		
Payable to non-customers	305,015	
Accounts payable, accrued liabilities, expenses and other	2,966,470	
Note payable	115,781	
		3,387,266
Computation of Basis of Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness		**225,816**
Minimum dollar requirement		**100,000**
Minimum net capital required based on aggregate indebtedness		**225,816**
Excess Net Capital		**2,720,631**
Ratio: aggregate indebtedness to net capital		1.15 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in company's Part IIA (unaudited) Focus Report		2,979,364
Net audit adjustments:		
Accounts payable - vendors		(32,780)
Deferred taxes payable		(96)
Haircut on securities		(41)
Net Capital, per above		**$ 2,946,447**

STRONGTOWER FINANCIAL, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Note: Strongtower Financial, Inc., is exempt from providing supplementary information regarding the computation of reserve requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2006, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Note: Strongtower Financial, Inc., is exempt from providing supplementary information relating to possession or control requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2006, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE IV

SCHEDULE FOR SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

DECEMBER 31, 2006

Note: Strongtower Financial, Inc., is exempt from providing supplementary information related to segregation requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2006, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

END